June 27, 2024

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Abe Friedman
Rufus Decker
Jenna Hough
Lilyanna Peyser

Re:	Mint Incorporation Limited
Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted February 6, 2024
Response to the Staff’s Comments Dated March 1, 2024
File No. 377-07022

Dear Ms. Hough, Ms. Peyser, Mr. Decker, and Mr. Friedman:

As counsel for Mint Incorporation Limited (the “Company”, “we” and “our”) and on its behalf, this letter is being submitted in response to the letter dated March 1, 2024 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amendment No. 1 to Draft Registration Statement on Form F-1 submitted on February 6, 2024. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, an amended Draft Registration Statement on Form F-1 (“Form F-1”) for filing with the Commission, which has been revised to reflect the Staff’s comments as well as certain other updates to the Form F-1.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in Form F-1. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form F-1.

Amendment No. 1 to Draft Registration Statement on Form F-1 Cover Page

1.	We note your revised disclosure pursuant to comment 10 that no dividends or distributions were made by your subsidiaries or by Mint. Please further revise to disclose whether any payments (including transfers, capital contributions and loans) have been made by the holding company to the operating subsidiary and/or your subsidiaries, or by the operating subsidiary to the holding company and/or your subsidiaries. If so, quantify such payments. Also revise to state, if true, that the operating subsidiary's payment of dividends to shareholders was conducted through CKL and Mint (given the process set forth in section (ii) of the 24th paragraph of the cover page). This comment applies to the cover page, prospectus summary and cover page of the resale prospectus, as appropriate.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure on the cover page and pages 3 and 4 of the Public Offering Prospectus on the Form F-1, and the Resale Prospectus cover page to clarify that no payments of any form, including transfers, capital contributions and loans, have been made between the Company and our subsidiaries (including our Operating Subsidiary). We have also revised the disclosure on the abovementioned pages to state that payment of dividends to shareholders will be provided by the Operating Subsidiary to the Company through our intermediate holding company, CKL Holding Limited.

2.	We note your response to comment 11. Please further revise your disclosure here and throughout the filing as appropriate, including on the resale prospectus cover page, to address the fact that, to the extent assets in the business are in Hong Kong or a Hong Kong entity, the assets may not be available for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer assets. On the cover pages, provide cross-references to these other discussions.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised our disclosures on the cover page, pages 4 and 38 of the Public Offering Prospectus on the Form F-1, and the cover page of the Resale Prospectus to acknowledge that to the extent assets in the business are in Hong Kong or a Hong Kong entity, the assets may not be available for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on our or our subsidiaries’ ability by the PRC government to transfer assets. We have also provided cross-references to these other discussions on the cover page.

3.	We note your disclosure that "the legal and operational risks associated with operating in Mainland China may also apply to our operations in Hong Kong" (emphasis added). Here, on pages 13 and 30, and in the accompanying resale prospectus, please revise this language to state that the legal and operational risks associated with operating in Mainland China do apply to your operations in Hong Kong.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the cover page and pages 13 and 30 of the Public Offering Prospectus on the Form F-1, cover page of the Resale Prospectus to positively and affirmatively state that the legal and operational risks associated with operating in Mainland China do apply to our operations in Hong Kong.

4.	Please update your financial statements and corresponding financial information throughout the filing to comply with Item 8.A.5 of Form 20-F.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have updated our financial statements and corresponding financial information throughout the filing.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Very truly yours,

/s/ Mengyi “Jason” Ye
Mengyi “Jason” Ye

Direct dial: +1 (973) 931-2036